Mine Safety Appliances Company

MSA Corporate Center

1000 Cranberry Woods Drive

Cranberry Township, PA 16066

724-776-8600

February 22, 2011

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 001-15579

Dear Mr. Jaramillo:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated February 10, 2011 and our discussion with the staff on February 11, 2011.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment. A draft of our proposed Contingencies footnote and Management’s Discussion and Analysis disclosure for the year ended December 31, 2010 is included in our response to comment 2.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1. Please refer to our prior comment 1. We note from your response that you cannot reasonably estimate possible incurred but not reported cumulative trauma product liability losses because you cannot predict the number of claims that may be brought against you in the future, the allegations in such claims, or the possible outcomes. Because of these uncertainties and for the reasons discussed in further detail in your response, you do not maintain a reserve for incurred but not reported cumulative trauma product liability claims. However, we also noted your discussion on page 7 of your November 24, 2010 response where you indicate that you maintain a reserve for uninsured product liability claims based on expected settlement losses for pending claims and an estimate of losses for unreported claims derived from experience, sales volumes, and other relevant information. Please reconcile these statements and explain to us the facts and circumstances, which allow you to estimate a reserve for unreported claims that are uninsured but do not allow you to estimate a reserve for unreported claims or a reserve for incurred but not reported claims for those claims that you believe to be insured. In that regard, please further explain to us the method(s) used by you in estimating the losses for unreported claims that are uninsured and explain why those methods cannot be applied in estimating a reserve for unreported claims that you believe to be insured.

Response: In our discussion on page 7 of our November 24, 2010 response, we referred to a reserve for “uninsured” claims because most of our single incident product liability claims, such as claims related to an explosion at a plant, do not exceed our self-insured retention and are, therefore, uninsured. To eliminate confusion, we will use the term “single incident” rather than “uninsured” for any future discussions of such claims.

We estimate and record a reserve for incurred but not reported single incident product liability exposures. Single incident product liability claims typically result from recent accidents and involve observable injuries and, therefore, more quantifiable damages. In addition, we are generally aware of single incident product liability exposures prior to the filing of a lawsuit as a result of notification from regulatory agencies, press coverage, or reports from our distributors and field sales personnel. Our reserve for single incident product liability claims is comprised of expected settlement losses for pending actual claims, as well as an estimate of losses for unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our single incident product liability exposures on an ongoing basis and make adjustments to the reserve as appropriate.

As discussed in our January 31, 2011 response, unlike single incident product liability claims, cumulative trauma losses involve alleged exposures to harmful substances that occurred many years ago and developed over long periods of time into the diseases alleged in the lawsuits, such as silicosis, asbestosis, and coal workers’ pneumoconiosis. These claims may or may not involve any use of an MSA product. As a result of these characteristics, we cannot predict whether a claim will be filed against us; and even when a claim is filed, we do not know if a cumulative trauma product liability loss has occurred, when it occurred, who incurred the loss, if it involved an MSA product, or whether we may be liable until late in the lawsuit.

Because of these unknowns, we cannot predict with any degree of certainty the probability that cumulative trauma product liability claims that are currently not reported will be made against us in the future. For the same reasons, there is insufficient information available to make a reasonable estimate of the potential amount of loss, if any. Moreover, the range of possible losses is broad (ranging from zero to an unknown maximum). As a result, we believe that the disclosure of a range of potential liability for incurred but not reported cumulative trauma liability claims is not meaningful and could be misleading to investors and other readers of our financial statements. Thus, the distinction that we make between single incident product liability losses and cumulative trauma losses turns not on whether the losses are insured but on the impossibility of reasonably predicting cumulative trauma losses.

2. Please refer to our prior comment 6. As previously requested, please revise your proposed disclosure to include the total damages alleged at each balance sheet date, the average costs per settled claim, the aggregate settlement costs to date, and the aggregate costs of administering and litigating the claims for all related product liability claims. Please see SAB Topic 5.Y. for guidance.

Response: We have revised our proposed disclosure to note that we cannot reliably disclose total damages alleged because cumulative trauma product liability cases generally do not specify the injuries alleged or the amount of damages sought.

We have not revised our proposed disclosure to include the average cost per settled claim. We firmly believe that disclosing this information publicly would be damaging to our litigation defense strategies and, therefore, harmful to the company and its shareholders. We vigorously defend against each claim brought against us based on a case-by-case analysis of the relevant facts. These facts include, among other things, the merits of the case, the venue of the case, and the quality and credibility of plaintiffs’ attorneys. Providing plaintiffs’ attorneys and their clients with average settlement amounts would grossly undermine these strategies by establishing a benchmark for settlement negotiations that would make it difficult for us to settle cases for less than the average settlement amount. This would likely lead to increasing settlement costs, which would be detrimental to the company and its shareholders. We also believe that this disclosure would encourage more litigation and higher settlement amounts than might otherwise occur. Moreover, the average cost per settled claim is not meaningful, since actual settlements can vary significantly. Any average rate of past settlements may not be reflective of the future settlement rate, since, as discussed above, each settlement is heavily dependent on the individual facts and circumstances of the claim.

We have revised our proposed disclosure to include aggregate to-date settlement and defense costs.

We have revised our proposed disclosure to indicate that we cannot estimate a range of possible cumulative product liability losses because of the uncertainties inherent in these claims. We believe that disclosure of a possible range would not provide information that is meaningful and could be misleading to investors or other readers of our financial statements.

Proposed Disclosure

A draft of our proposed footnote disclosure related to product liability matters for the year ended December 31, 2010 follows. (Substantive changes from the prior proposal are highlighted)

Contingencies

We categorize the product liability losses that we experience into two main categories, single incident and cumulative trauma. Single incident product liability claims are discrete incidents that are typically known to us when they occur and involve observable injuries and, therefore, more quantifiable damages. Therefore, we maintain a reserve for single incident product liability claims, based on expected settlement costs for pending claims and an estimate of costs for unreported claims derived from experience, sales volumes, and other relevant information. The reserve for single incident product liability claims was $             million and $             million at December 31, 2010 and 2009, respectively. Single incident product liability expense during the years ended December 31, 2010, 2009 and 2008 was $             million, $             million, and $             million, respectively. We evaluate our single incident product liability exposures on an ongoing basis and make adjustments to the reserve as new information becomes available.

Cumulative trauma product liability claims involve exposures to harmful substances (e.g., silica, asbestos, and coal dust) that occurred many years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis, or coal worker’s pneumoconiosis. We are presently named as a defendant in approximately              lawsuits in which plaintiffs allege to have contracted certain cumulative trauma diseases related to exposure to silica, asbestos, and/or coal dust. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by us. We are unable to estimate total damages sought in these lawsuits as they generally do not specify the injuries alleged, the amount of damages sought, and potentially involve multiple defendants.

Cumulative trauma product liability litigation is difficult to predict. In our experience, until late in a lawsuit, we cannot reasonably determine whether it is probable that any given cumulative trauma lawsuit will ultimately result in a liability. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; and even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit. Moreover, even once it is probable that such a lawsuit will result in a loss, it is difficult to reasonably estimate the amount of actual loss that will be incurred. These amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit.

Because of these factors, we cannot reliably determine our potential liability for such claims until late in the lawsuit. We, therefore, do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated. We record expenses for defense costs associated with open cumulative trauma product liability lawsuits as incurred.

We cannot estimate any amount or range of possible losses related to resolving pending and future cumulative trauma product liability claims that we may face because of the factors described above. As new information about cumulative trauma product liability cases and future developments becomes available, we reassess our potential exposures.

A summary of cumulative trauma product liability claims activity follows:

	2010	2009	2008
Open claims, January 1
New claims

Settled and dismissed claims

Open claims, December 31

With some common contract exclusions, we maintain insurance for cumulative trauma product liability claims. We have purchased insurance policies from over 20 different insurance carriers that provide coverage for cumulative trauma product liability losses and related defense costs. In the normal course of business, we make payments to settle product liability claims and for related defense costs. We record receivables for the amounts that are covered by insurance. The available limits of these policies are many times our recorded insurance receivable balance.

Various factors could affect the timing and amount of recovery of our insurance receivables, including the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

Our insurance receivables totaled $         million December 31, 2010, all of which is reported in other non-current assets, and $91.7 million at December 31, 2009, of which $29.0 million is reported in other current assets and $62.7 million in other non-current assets.

A summary of insurance receivable balances and activity related to cumulative trauma product liability claims follows:

	2010	2009	2008
Balance January 1
Additions

Collections

Balance December 31

Additions to insurance receivables in the above table represent insured cumulative trauma product liability settlements and related defense costs. Uninsured cumulative trauma product liability losses during the years ended December 31, 2010, 2009, and 2008 were $         million, $         million, and $         million, respectively.

Our aggregate cumulative trauma product liability settlement, administrative and defense costs for the three years ended December 31, 2010 total approximately $         million, substantially all of which was insured.

We believe that the increase in the insurance receivable balance that we have experienced since 2005 is primarily due to disagreements among our insurance carriers, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer’s obligation, as compared to other insurers. We believe that our insurers do not contest that they have issued policies to us or that these policies cover cumulative trauma product liability claims. Our ability to resolve our insurance litigations with Century Indemnity Company and Columbia Casualty Company successfully during 2010 demonstrates that we had strong legal positions concerning our rights to coverage.

We regularly evaluate the collectability of the insurance receivables and record the amounts that we conclude are probable of collection. Our conclusion is based on our analysis of the terms of the underlying insurance policies, our experience in successfully recovering cumulative trauma product liability claims from our insurers under other policies, the financial ability of our insurance carriers to pay the claims, our understanding and interpretation of the relevant facts and applicable law, and the advice of legal counsel, who believe that our insurers are required to provide coverage based on the terms of the policies.

Although the outcome of cumulative trauma product liability matters cannot be predicted with certainty and unfavorable resolutions could materially affect our results of operations on a quarter-to-quarter basis, based on information currently available and the amounts of insurance coverage available to us, we believe that the disposition of cumulative trauma product liability lawsuits that are pending against us will not have a materially adverse effect on our future results of operations, financial condition, or liquidity.

Our proposed Management’s Discussion and Analysis disclosure will be the same as the proposed footnote disclosure above and will also include the following discussion of the effect of cumulative trauma product liability claims and insurance litigation on our results of operations, financial condition, and liquidity.

In addition to the insurance receivables reported in our balance sheet, the primary effect of the delays in reimbursement from our insurance companies has been the incremental interest expense associated with the net cash outlays and legal expenses related to insurance litigation. Legal fees and incremental interest expense associated with the delays in collection of insurance receivables averaged approximately     % of cumulative net income during the three years ended December 31, 2010.

Our disclosures will also discuss the nature and current status of significant litigation related to cumulative trauma product liability matters and insurance receivables.

3. We note that the acknowledgments in response to prior comment 7 use the word “we” but the letter is signed by your chief financial officer. Please provide written acknowledgements from the company.

Response: The acknowledgements have been revised.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the contents of this letter adequately address the Commission’s questions, as articulated in the February 10, 2011 letter and our discussion with the staff on February 11, 2011. We believe that this process has served to enhance our disclosures and provide more clarity for the readers of our financial statements. Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer